Sit Mutual funds

Small Cap Dividend Growth Fund

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

The Objective of the Strategy is to Outperform the Russell 2000 Index with Lower Volatility and Superior Down-Market Protection

- Small Cap Dividend Growth Investing is an extension of SIA's core competencies of investing in small cap stocks and dividend growth investing
- Equal proportion of dividend growth companies and higher yielding securities
  - All companies will pay a dividend and will consistently increase dividends over time
  - Dividend yield (gross) 50-100 bps higher than Russell 2000 Index
- Above average "stability" (balance sheets, earnings, cash flow)
- Initial portfolio anticipated to consist of approximately 70-90 stocks
- **Market capitalization** criteria at purchase will be up to the market capitalization of the largest company included in the Russell 2000 Index over the last 12 months
- Below average portfolio turnover
- Forecasted **beta** approximately 0.90 (provided by Northfield Information Systems)
- EPS growth rates similar to Russell 2000 Index, with lower valuations
- Extensive backtesting by SIA, BofA Merrill Lynch and ISI support the investment merits of the approach

What Do We Look For?

- Growth companies that pay a dividend and could increase their dividend:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management
- Quality companies that pay a material dividend and could increase their dividend:
  - Consistency of earnings, cash flow generation
  - Emphasis on balance sheet strength, includes low debt and strong cash flow; and
  - Shareholder "friendly" management teams committed to returning excess capital to shareholders

Russell 2000 Index Performance



Russell 2000
2,000
1,500
1,000
500
-
Russell 2000 Total Return
Russell 2000 Price Return
1,317
894
1/88
1/91
1/94
1/97
1/00
1/03
1/06
1/09
1/12

Source: FactSet Research Systems and Sit Investment Associates, inc.

Please see Disclosure Page regarding performance information as well as how to obtain a prospectus, which contains information on investment objectives, risks, management fees and Expenses. Read the prospectus carefully before you invest.

Russell 2000 Index Average Returns by Dividend Yield Quintile
December 31, 1984 thru June 30, 2014


Annualized Return (%)
16
14
12
10
8
6
4
2
0
No Div
Q1
Q2
Q3
Q4
Q5
Russell 2000
Annualized Return (%)

Source: Bank of America/Merrill Lynch and Sit Investment Associates, inc., July 2014

Please see Disclosure Page regarding performance information as well as how to obtain a prospectus, which contains information on investment objectives, risks, management fees and Expenses. Read the prospectus carefully before you invest.

DIVIDEND CONTRIBUTION TO SMALL CAP TOTAL RETURN



Universe Russell 2000
Dividend Contribution
Capital Appreciation
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
96%
4%
36%
64%
42%
58%
20%
80%
30%
70%
46%
54%
2003-2009
1980-2000
2000s
1990s
1980s
1980-2014

SOURCE: ISI GROUP, SEPTEMBER 2, 2014

Small Cap Returns – Dividend Payers vs. Non Payers 1980 to 2014

Performance Summary 1980 - 2014

	Non-Dividend Payers	Dividend Payers	Russell 2000
Ann.Return	7.2%	13.9%	10.9%
Std. Dev	28.9%	19.1%	24.0%
IR	0.25	0.73	0.45

Source: ISI Group, September 2, 2014

Small Cap Dividend Growth Backtest
Highest Dividend Growth Outperformed all other Segments

Dividend Growth Backtest



30000
25000
20000
15000
10000
5000
0
1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010
2013
Highest Growth
Decile 8
Decile 9
Russell 2000
Non Payers
Lowest Growth

Note: Dividend growth defined as the three month change in the trailing 12 month dividend per share. If a company initiates a dividend within the past three months the growth rate is set to 100%

Source: ISI Group, September 2, 2014

Small Cap High Dividend Growth Outperformed all other Segments

Performance Statistics

Annualized Returns

		High Growth	Low Growth
High Yield	High Payout	14.8	10.5
High Yield	Low Payout	19.9	14.9
Low Yield	High Payout	14.5	9.8
Low Yield	Low Payout	16.0	14.5
No Div		10.9	

Information Ratio

		High Growth	Low Growth
High Yield	High Payout	0.9	0.5
High Yield	Low Payout	1.0	0.8
Low Yield	High Payout	0.8	0.8
Low Yield	Low Payout	0.7	0.7
No Div		0.3	

Annualized Standard Deviations

		High Growth	Low Growth
High Yield	High Payout	16.8	21.5
High Yield	Low Payout	19.2	19.4
Low Yield	High Payout	19.2	12.9
Low Yield	Low Payout	22.4	21.0
No Div		39.3	

Source: ISI Group, September 2, 2014

Sit Dividend Growth Stock Selection Emphasis



Backtest: Growth of $100 from Dec. 1985 to Jun. 2014
Universe: 800 Smallest of 1,500 Largest U.S. Stocks, excluding Financials, REITs, Real Estate Development and Investment Trusts
Quarterly total returns with quintiles rebalanced quarterly
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$100
$0
'85
'86
'87
'88
'89
'90
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
Quintile 1: $7,838
Quintile 2: $5,210
Quintile 3: $5,033
Quintile 4: $3,222
Non-Payers: $2,315
Quintile 5: $1,461

The formula for determining quintile placement was based on the following characteristics (relative to the rest of the dividend paying universe):

High Dividend Yield (30%)

High Free Cash Flow Yield (25%)

Low Dividend Payout Ratio (20%)

Low Net Debt to Capital (15%)

High 5-Year Historical Dividend Growth (10%)

Source: Compustat, FactSet Research Systems, and Sit Investment Associates

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

This Fund invests in small-cap stocks, which involve additional risks such as limited liquidity and greater volatility.

Fund Performance*:	Class I Shares	-1.10%
	Class S Shares	-1.10%
	Russell 2000®	*-2.55%*

*for the 1-month period ending 4/30/15 (fund inception was 3/31/15)

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com. Fund holdings, sector allocations (as a % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The Russell 2000® Index is an unmanaged index that measures the performance of the smallest 2,000 companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a trademark of the Russell Investment Group.

Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.